UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOLD STANDARD VENTURES CORP.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

380738104
(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York NY 10036
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1.	Names of Reporting Persons. FCMI PARENT CO.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,548,800

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,548,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,548,800

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11) 19.03%

14.	Type of Reporting Person CO

CUSIP No. 380738104

1.	Names of Reporting Persons. ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,548,800

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,548,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,548,800

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11) 19.03%

14.	Type of Reporting Person IN

CUSIP No. 380738104

1.	Names of Reporting Persons. NANCY FRIEDBERG FAMILY TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 33,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 33,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person OO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value per share (the “Common Stock”) of Gold Standard Ventures Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”).  The principal executive office of the Issuer is located at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4.

Item 2.	Identity and Background

This Schedule 13D is being filed by FCMI Parent Co. (“FCMI”), Albert D. Friedberg and the Nancy Friedberg Family Trust (the “Friedberg Trust”).  FCMI, Albert D. Friedberg and the Friedberg Trust are hereinafter referred to collectively as the “Filing Persons” and each, individually, as a “Filing Person.”

The following sets forth certain information regarding the Filing Persons:

FCMI.  FCMI is a Nova Scotia, Canada corporation having its registered office at 900-1959 Upper Water Street, Halifax, Nova Scotia B3J 2X2 and principal business office at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.  FCMI’s principal business is management of its own investment portfolio, which it owns directly and through subsidiaries, including FCMI Financial Corp.

ALBERT D. FRIEDBERG.  Albert D. Friedberg is an individual and a citizen of Canada.  Mr. Friedberg’s principal occupation is President and Director of FCMI and FCMI Financial Corp.  FCMI, acting directly and through it subsidiaries, is the Friedberg family investment holding vehicle having its principal place of business at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.  All of the outstanding shares of FCMI are held by Mr. Friedberg, members of his family, and trusts for the benefit of members of his family.  Albert D. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed the beneficial owner of 100% of the outstanding shares and sole controlling person of FCMI.  By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by FCMI.

FRIEDBERG TRUST.  The Friedberg Trust is a trust organized under the laws of Canada for the benefit of Nancy Friedberg and her descendants.  Its principal office is located at 467 Lytton Boulevard, Toronto, Ontario, Canada M5N 1S5. Nancy Friedberg is the sole trustee of the Friedberg Trust.  Mrs. Friedberg is an individual and a citizen of the United States and Canada.  Ms. Friedberg is the wife of Albert D. Friedberg and her principal occupation is homemaker.  Her address is 467 Lytton Boulevard, Toronto, Ontario M5N 1S5.

The sole officers and directors of FCMI are Mr. Friedberg and Mr. Henry Fenig.  Mr. Fenig is a Canadian citizen.  His principal occupation is Executive Vice President, Secretary and Director of FCMI Financial Corp., and his business address is c/o FCMI.

During the last five years, none of the Filing Persons and to their knowledge, none of the directors or officers of FCMI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On the date of this Schedule 13D, the Filing Persons are the beneficial owners a total of 11,581,800 shares of the Issuer’s Common Stock.  The respective aggregate purchase prices for the shares paid by the Filing Persons for the shares of Common Stock owned directly by them were:

Filing Person	Purchase Price

FCMI	CDN$11,104,810
Friedberg Trust	CDN$ 48,840

Additional information with respect to the consideration paid for such shares by the Filing Persons is provided in Item 5 below.  FCMI acquired the shares owned directly by it utilizing funds from its working capital.  The shares owned by the Friedberg Trust were acquired with dividends paid by FCMI to Nottingham Trust and contributed by Nottingham Trust to the Friedberg Trust.  Nottingham Trust is a trust for the benefit of members of the Friedberg family.

Item 4.	Purpose of Transaction

The Filing Persons became beneficial owners of the Issuer’s Common Stock prior to September 26, 2011, the effective date of the registration of the Issuer’s Common Stock under Section 12(g) of the Securities Exchange Act of 1943, as amended.  The Filing Persons acquired the Common Stock beneficially owned by them on the date of this Schedule 13D for investment, and in the ordinary course of business.

FCMI made its initial investment in the Issuer’s Common Stock in a private placement conducted by the Issuer.  In connection with that investment, the Issuer and FCMI entered into a subscription agreement dated as of March 1, 2011 (the “Subscription Agreement”), pursuant to which FCMI acquired 11,000,000 shares of the Issuer’s Common Stock a price per share of CDN$0.95.  The Subscription Agreement contains, among other provisions, certain representations and warranties by the parties customarily included in agreements of this type, including, representations and warranties by FCMI as to its non-U.S. status made to support the Issuer’s offer and sale of the Units to FCMI without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), as well as representations and warranties with respect to certain Canadian securities law matters. The Issuer made certain representations and warranties with respect to, among other matters, its business, the accuracy of and absence of any misrepresentations in the reports and other documents that the Issuer has filed with the certain Canadian provincial securities commissions and the fair representation in all material respects of the Issuer’s financial condition and results of operations as included in the foregoing filings. The Subscription Agreement also provides that the representations and warranties of the Issuer will remain true and correct after the closing under the Subscription Agreement.

The Subscription Agreement also grants to FCMI the right, as long as FCMI beneficially owns at least 10% of the Issuer’s outstanding Common Stock, to appoint one nominee to the Issuer’s Board of Directors, and to participate, on a pro rata basis, in future equity financings undertaken by the Issuer (excluding the grant of stock options under the Issuer’s stock option plans and exercises of share purchase warrants outstanding on the date of the Subscription Agreement).  Because the resignation of one of the Issuer’s directors was required in order to effect the appointment of FCMI’s designee to the Issuer’s Board of Directors, FCMI agreed to vote in favor of the election of such resigning director (or an alternative designated in his place) at the Issuer’s next annual meeting.  FCMI also agreed that it would not sell the Common Stock acquired pursuant to the Subscription Agreement for four months after the closing date and that the certificates evidencing such shares would bear a legend setting forth such restriction.  FCMI further agreed that for a period of two years after the closing date, it shall not, without the Issuer’s prior written consent, which the Issuer may withhold in its sole discretion:

(a)
acquire, directly or indirectly, Common Stock which, together with the shares beneficially owned by FCMI or any affiliate of FCMI prior to such acquisition, exceed 19.99% of the number of shares of Common Stock of the Issuer then issued and outstanding (calculated after giving effect to the issuance of any shares issuable upon the exercise of any share purchase warrants of the Issuer held by FCMI, if any);

(b)	make, either alone or in concert with any other person, a take-over bid for all or any part of the Issuer’s issued and outstanding Common Stock; or

(c)	propose, either alone or in concert with any other person, any form of business combination, acquisition, restructuring, recapitalization or similar transaction involving the Issuer.

As part of the Filing Persons’ continuing evaluation of, and preservation of the value of, their investment in the securities of the Issuer, the Filing Persons may engage in discussions with and submit inquiries to and may respond to inquiries from, various persons, including, without limitation, the Issuer’s Board of Directors, management, other shareholders of the Issuer and other relevant parties concerning matters with respect to the Issuer and the Filing Persons’ investment in the Issuer’s securities, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.  Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Issuer’s Board of Directors, the market price of the Common Stock, other investment opportunities available to the Filing Persons, conditions in the securities markets and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional Common Stock of the Issuer (subject to the applicable limitations in the Subscription Agreement), dispose of some or all of their Common Stock of the Issuer or cause affiliates to dispose of some or all of their Common Stock of the Issuer, and/or continue to hold the Common Stock of the Issuer.

Except as described herein, the Filing Persons do not have (and, prior to the filing of this Schedule 13D, did not have) any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The foregoing description of the Subscription Agreement in this Item 4 is qualified in its entirety by reference to the full text of said agreement, which in incorporated by reference as an exhibit to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

On the date of this Schedule 13D, the Filing Persons are the beneficial owners of, in the aggregate, 11,581,800 shares of Common Stock, representing 19.09% of the Issuer’s outstanding Common Stock (based on 60,676,852 shares outstanding on October 31, 2011, as reported by the Issuer in Amendment No. 3 to its Registration Statement on Form 20-F filed with the Securities and Exchange Commission on November 14, 2011.  The number of shares and the percentage of Common Stock beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially

FCMI	11,548,800	19.03%	11,548,800		19.03%
Albert Friedberg	-0-	0.0%	11,548,800	1	19.03%
Friedberg Trust	33,000	0.5%	33,000		0.5%

1	Mr. Friedberg may be deemed the beneficial owner of the shares owned by FCMI. He disclaims beneficial ownership of the shares beneficially owned by the Friedberg Trust.

All shares reported as beneficially owned by FCMI and the Friedberg Trust are presently outstanding.  Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock owned by FCMI.  Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI beneficially own any Common stock.

Mrs. Friedberg, as sole Trustee of the Friedberg Trust, may be deemed the beneficial owner of the Common Stock held by the Friedberg Trust.  Except for such beneficial ownership in her capacity as sole trustee of the Friedberg Trust, Mrs. Friedberg does not beneficially own any Common stock.

On December 29, 2011, FCMI purchased 7,500 shares of Common Stock at a purchase price of CDN $0.70 per share in open market transactions on the TSX Venture Stock Exchange.  Except for FCMI’s purchase of such 7,500 shares, none of FCMI, its officers and directors, and the Friedberg Trust has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

For a description of the Subscription Agreement, see Item 4 above. Subject to the last paragraph of Item 4, such description is incorporated herein by reference in its entirety in response to this Item 6. A copy of the Subscription Agreement has been filed by the Issuer as an exhibit to Amendment No. 2 it is Registration Statement on Form 20-F and is incorporated by reference as an Exhibit to this Schedule 13D.  Except for the Subscription Agreement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) presently in effect among the Filing Persons or between any of the Filing Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

The following documents are incorporated by reference or filed as exhibits to this Schedule 13D:

Exhibit	Agreement

99.1	Joint Filing Agreement

99.2
Subscription Agreement dated March 1, 2011 between FCMI Parent Co. and Gold Standard Ventures Corp. (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to Form 20-F filed by Gold Standard Ventures Corp. on October 24, 2011.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2012

FCMI PARENT CO.

By:	/s/ Henry Fenig
Name:	Henry Fenig
Title:	Secretary

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG FAMILY TRUST

By:	/s/ Nancy Friedberg
Name:	Nancy Friedberg
Title:	Trustee